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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TierOne Corporation
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
88650R 10 8
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 88650R 10 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TierOne Corporation Employee Stock Ownership Plan Trust (05-0532799)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska

NUMBER OF SHARES	5	SOLE VOTING POWER --
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,015,879
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER --
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,767,224

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,767,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 2 of 6 Pages

CUSIP No. 88650R 10 8

Item 1(a).	Name of Issuer:

TierOne Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1235 N Street Lincoln, Nebraska 68508

Item 2(a).	Name of Person Filing:

TierOne Corporation Employee Stock Ownership Plan Trust, Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, Trustee

Item 2(b).	Address of Principal Business Office or, if None, Residence:

TierOne Corporation 1235 N Street Lincoln, Nebraska 68508

Item 2(c).	Citizenship:

Nebraska

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

88650R 10 8

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

Page 3 of 6 Pages

CUSIP No. 88650R 10 8

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,767,224

(b)	Percent of class: 9.8% (based upon 18,059,260 shares issued and outstanding as of November 5, 2007)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,015,879 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,767,224

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee (“ESOP Committee”) and its assets are held in trust by a trustee (“Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, as Plan Trustee, as of December 31, 2007. As of December 31, 2007, 751,345 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, and 1,015,879 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee, shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

(1)	This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would not be voted, unless the Trustee determines that compliance with applicable law, compliance with its fiduciary duties or compliance with the Plan Sponsor’s Voting Policy requires the Trustee to vote such shares.

Page 4 of 6 Pages

CUSIP No. 88650R 10 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No. 88650R 10 8

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        This report is not an admission that Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company is the beneficial owner of any securities covered by this report, and Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

TierOne Corporation
Employee Stock Ownership Plan Trust
By: Delaware Charter Guarantee & Trust Company,
d/b/a Principal Trust Company, Trustee
February 13, 2008
/s/ Jill W. Simonds
Jill W. Simonds
Vice President of Operations

Page 6 of 6 Pages